UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

New Generation Biofuels Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
644461105
(CUSIP Number)
Mr. Abraham Jacobi
2020 Energy, LLC
2600 N. Central Avenue
Phoenix, Arizona 85004
Telephone (718) 707-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS 2020 Energy, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	7	SOLE VOTING POWER

NUMBER OF		5,301,300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,301,300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,301,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.9(1)%

14	TYPE OF REPORTING PERSON

	OO
(1) Based on 22,188,114 shares outstanding at March 3, 2009, as disclosed by the Issuer in its (i) Current Report on Form 8-K, filed on March 4, 2009 and (ii) Registration Statement on Form S-3/A (Reg. No. 333-156449), filed on January 15, 2009.

CUSIP No.	644461105

1	NAMES OF REPORTING PERSONS Abraham Jacobi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		5,405,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,405,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,405,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.2(1)%

14	TYPE OF REPORTING PERSON

	IN
(1) Based on 22,188,114 shares outstanding at March 3, 2009, as disclosed by the Issuer in its (i) Current Report on Form 8-K, filed on March 4, 2009 and (ii) Registration Statement on Form S-3/A (Reg. 333-156449), filed on January 15, 2009.

Item 1. Security and Issuer.
This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of New Generation Biofuels Holdings, Inc., a Florida corporation formerly named H2Diesel Holdings, Inc. (the “Company”). The Company’s principal executive offices are located at 1000 Primera Boulevard, Suite 3130, Lake Mary, Florida 32746.
Item 2. Identity and Background.
(a)-(c) This Statement is filed by 2020 Energy, LLC, an Arizona limited liability company (“2020 Energy”) and Abraham Jacobi, the Manager and sole member of 2020 (“Jacobi”).
The principal business of 2020 Energy is to make, hold and dispose of investments in energy related businesses. 2020 Energy has a principal place of business and principal office at 2600 N. Central Avenue, Suite 1702, Phoenix, Arizona 85004.
Jacobi is the Manager and sole member of 2020 Energy. He is an investor in medical, security, automotive, energy and real estate businesses. Jacobi is a United States citizen and has a business address at c/o New York City Harley-Davidson, 4211 Northern Boulevard, Long Island City, New York 11101.
(d)-(e) None of 2020 Energy or Jacobi has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On May 9, 2007, Jacobi acquired 2,500 shares (the “Jacobi Shares”) of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), from the Company for an aggregate purchase price of $250,000.00 or $100.00 per share. The Preferred Stock is convertible at the election of Jacobi into shares of Common Stock at an initial conversion price of $4.00 per share. Each share of Preferred Stock accrues cumulative dividends on a quarterly basis at a rate of 8% per annum for three years. All dividends will be paid in shares of Common Stock having a fair market value at the time of issuance equal to the amount of dividends to be paid. The Preferred Stock shall also participate on an as-converted basis with all dividends paid on the shares of Common Stock. Any shares of Preferred Stock outstanding on the third anniversary of their issuance shall automatically convert into a number of shares of Common Stock determined by dividing the liquidation preference by the conversion price of the Preferred Stock then in effect. On October 2, 2007, the Company issued Jacobi a warrant to purchase 31,250 shares of Common Stock exercisable at a purchase price of $6.00 per share (the “Warrant”) as additional consideration for the purchase of the Jacobi Shares. Jacobi paid for the Jacobi Shares with his personal funds.

On March 17, 2009, 2020 Energy entered into a stock purchase agreement (the “Purchase Agreement”) with Global Energy Holdings Group, Inc., a Delaware corporation (“Global”), pursuant to which Global sold to 2020 Energy, in a private transaction, 5,301,300 shares of Common Stock (the “2020 Energy Shares”) owned by Global for an aggregate purchase price of $583,143, or $0.11 per share. The purchase price was paid by 2020 Energy into escrow and released to Global on March 18, 2009 upon physical delivery of the stock certificates representing the 2020 Energy Shares to the escrow agent, together with stock transfer powers evidencing the sale of the 2020 Energy Shares. 2020 Energy paid for the 2020 Energy Shares out of funds provided to 2020 Energy by Jacobi.
The foregoing descriptions of the Purchase Agreement and Warrant are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to this Schedule 13D.
Item 4. Purpose of Transaction.
(a)-(j) The shares of Common Stock owned by 2020 Energy and Jacobi are held for investment purposes. Except pursuant to the exercise of the Warrant and as described in this Item 4, neither 2020 Energy nor Jacobi has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Act”) or (x) any action similar to any of those enumerated above. Jacobi and 2020 Energy are currently in negotiations with the Company concerning an additional equity investment in the Company. In addition, each of 2020 Energy and Jacobi expects to evaluate on an ongoing basis the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic conditions and other factors. Accordingly, each of 2020 Energy and Jacobi reserves the right to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, any of 2020 Energy and Jacobi may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of the Common Stock beneficially owned by such person, in public and private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of its or his positions in, or to obtain greater exposure to, the Common Stock or other securities. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of any of their Common Stock by the Act and the Securities Act of 1933, as amended. See Item 6.
Item 5. Interest in Securities of the Issuer.
(a) 2020 Energy beneficially owns (as defined by Rule 13d-3 under the Act) 5,301,300 shares, or 23.9% of the shares, of Common Stock outstanding as of March 3, 2009. Jacobi beneficially owns (as defined by Rule 13d-3 under the Act) 5,405,164 shares, or 24.2% of the shares, of Common Stock outstanding as of March 3, 2009. Of such shares, (i) 62,500 shares are issuable upon conversion of the Jacobi Shares, (ii) 10,114 shares are issuable as dividends on the Jacobi Shares and (iii) 31,250 shares are issuable upon the exercise of the Warrant. By virtue of his ownership of 2020 Energy, Jacobi is deemed to beneficially own the 2020 Energy Shares.

(b) 2020 Energy has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 5,301,300 shares of Common Stock. Jacobi, directly and by virtue of his ownership of 2020 Energy, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 5,405,164 shares of Common Stock.
(c) Except for the purchase of the 2020 Energy Shares on March 18, 2009, neither 2020 Energy nor Jacobi effected any transaction in the Common Stock during the past sixty days.
(d) Jacobi, directly and by virtue of his ownership of 2020 Energy, is entitled to receive dividends or proceeds from the sale of shares of Common Stock by 2020 Energy and Jacobi.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth under Item 3 of this Statement is incorporated herein by reference. 2020 Energy entered into the Purchase Agreement with Global on March 17, 2009.
Other than the Purchase Agreement and the Warrant, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between 2020 Energy and/or Jacobi and any other person with respect to any securities of the Company.
Item 7. Material To Be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Stock Purchase Agreement dated as of March 17, 2009 by and between Global Energy Holdings Group, Inc. and 2020 Energy, LLC.

Exhibit 3	Warrant to Purchase Common Stock, dated October 2, 2007, issued by New Generation Biofuels Holdings, Inc. to Abraham Jacobi.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 30, 2009

2020 ENERGY, LLC
By:	/s/ Abraham Jacobi
Abraham Jacobi
Manager

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 30, 2009

/s/ Abraham Jacobi
Abraham Jacobi

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement
Exhibit 2	Stock Purchase Agreement dated as of March 17, 2009 by and between Global Energy Holdings Group, Inc. and 2020 Energy, LLC
Exhibit 3	Warrant to Purchase Common Stock, dated October 2, 2007, issued by New Generation Biofuels Holdings, Inc. to Abraham Jacobi